THE PACIFIC CORPORATE GROUP
PRIVATE EQUITY FUND

Amendment No. 3 to

Second Amended and Restated

Declaration of Trust

AMENDMENT NO. 3, dated as of November 17, 2009, to the Second Amended and Restated Declaration of Trust, dated February 9, 1998, as amended (the “Declaration of Trust”), of The Pacific Corporate Group Private Equity Fund (the “Trust”).  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Declaration of Trust.

W I T N E S S E T H :

WHEREAS, pursuant to Article X, Section 4 of the Declaration of Trust, the Trust shall continue until December 31, 2009, subject to extension in the sole discretion of the Trustees for up to three additional one-year periods, unless dissolved prior thereto pursuant to the provisions of the Declaration of Trust; and

WHEREAS, the Trustees have determined, in accordance with Article X, Section 4 of the Declaration of Trust, to extend the term of the Trust until December 31, 2010, unless the Trust is dissolved prior to such date in accordance with the Declaration of Trust, and to reserve the right to further extend such term for up to two additional one-year periods; and

WHEREAS, pursuant to the authority set forth in Article X, Section 7 of the Declaration of Trust the undersigned Trustees of the Trust desire to amend the Declaration of Trust to reflect the extension of the term of the Trust in order to continue the Trust’s valid existence as a trust under Delaware law.

NOW, THEREFORE, Article X, Section 4 of the Declaration of Trust is hereby deleted in its entirety and replaced with the following:

 “Section 4: Dissolution and Termination of Trust. (a) Unless dissolved as provided herein, the Trust shall continue until December 31, 2010, subject to extension in the sole discretion of the Trustees for up to two additional one-year periods.

(b) The Trust may be dissolved, and its affairs wound up, at any time upon: (1) the vote or consent of the lesser of (a) the holders of 67% or more of the Shares present at a meeting, if the holders of more than 50% of the Shares are present or represented by proxy at such meeting, and (b) the holders of more than 50% of the Shares; (ii) the election by the Trustees to dissolve the Trust if the value of the Trust’s assets is reduced to below $5,000,000, unless applicable law with respect to such dissolution, at the time it is to be made, requires a vote of the Shareholders; (iii) the disposition by the Trust of all or substantially all of its assets; or (iv) the occurrence of any other act that causes a dissolution of the Trust under the Delaware Act and the remaining Trustees (or, if none remain, a majority-in-interest of the Shareholders) do not elect to continue the operations of the Trust.

Upon dissolution of the Trust, after paying or making reasonable provision for the payment of all charges, taxes, expenses and liabilities, whether due or accrued or anticipated as may be determined by the Trustees, the Trust shall reduce, in accordance with such procedures as the Trustees consider appropriate, the remaining assets to distributable form in cash or shares or other securities, or any combination thereof, and distribute the proceeds to the Shareholders ratably according to the number of Shares held by the several Shareholders on the date of termination.

Upon termination of the Trust, following completion of winding up of its business, the Trustees shall cause a certificate of cancellation of the Trust’s certificate of trust to be filed in accordance with Section 3810 of the Delaware Act, which certificate of cancellation may be signed by any one Trustee.”

Except as expressly modified by the foregoing, the Declaration of Trust remains in full force and effect.

IN WITNESS WHEREOF, the undersigned Trustees have hereunto set their hands as of the date written above.

ADVISER TRUSTEE Pacific Corporate Group LLC By: /s/ Christopher J. Bower INDIVIDUAL TRUSTEES /s/ DeWitt F. Bowman
DeWitt F. Bowman
/s/ Christopher Bower
Christopher J. Bower
/s/ Alan C. Shapiro
Alan C. Shapiro